Zhihu Inc.

知乎

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2026

The board (the "**Board**") of directors (the "**Directors**") of Zhihu Inc. (the "**Company**") is pleased to announce the unaudited condensed interim consolidated results (the "**Unaudited Interim Results**") of the Company, its subsidiaries and consolidated affiliated entities (the "**Group**" or "**Zhihu**") for the six months ended June 30, 2026 (the "**Reporting Period**"), together with the comparative figures for the corresponding period in 2025. These interim results have been prepared in accordance with accounting principles generally accepted in the United States of America (the "**U.S. GAAP**"). The unaudited condensed interim consolidated financial information for the Reporting Period was reviewed by PricewaterhouseCoopers, the independent auditor of the Company, in accordance with International Standard on Review Engagements 2410, "*Review of interim financial information performed by the independent auditor of the entity*".

In this announcement, "we," "us," and "our" refer to the Company and where the context otherwise requires, the Group (as defined under the "General Information" section).

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Six Months Ended June 30,		
	2026	2025	Change (%)
	(Unaudited)	(Unaudited)	
	(RMB in thousands, except percentages)		
Total revenues	**1,341,687**	1,446,559	(7.2)%
Gross profit	**781,763**	899,287	(13.1)%
Loss from operations	**(138,803)**	(143,609)	(3.3)%
Net (loss)/income	**(45,918)**	62,372	N/A
Non-GAAP financial measures:			
Adjusted loss from operations	**(85,769)**	(106,501)	(19.5)%
Adjusted net income	**6,906**	98,280	(93.0)%

	For the Six Months Ended June 30,		
	2026	2025	Change (%)
	(in millions)		
Average monthly subscribing members[(1)]	**13.1**	13.7	(4.3)%

Note:

(1) Monthly subscribing members refers to the number of members who subscribed for our membership packages in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net income/(loss), to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization and impairment of intangible assets resulting from business acquisitions, impairment of goodwill and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company's management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company's consolidated results of operations in the same manner as they help the Company's management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider them in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP.

The following tables set forth the unaudited reconciliation of GAAP and non-GAAP financial measures for the periods indicated.

	For the Six Months Ended June 30,	
	2026	2025
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Loss from operations	**(138,803)**	(143,609)
Add:		
Share-based compensation expenses	**50,014**	30,128
Amortization and impairment of intangible assets resulting from business acquisitions	**3,020**	6,980
Adjusted loss from operations	**(85,769)**	(106,501)
Net (loss)/income	**(45,918)**	62,372
Add:		
Share-based compensation expenses	**50,014**	30,128
Amortization and impairment of intangible assets resulting from business acquisitions	**3,020**	6,980
Tax effects on non-GAAP adjustments	**(210)**	(1,200)
Adjusted net income	**6,906**	98,280

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In the first half of 2026, we continued to promote the long-term and healthy development of the Zhihu community while further optimizing our revenue mix. We remained committed to maintaining a trustworthy, high-quality content ecosystem, improving resource allocation and operating efficiency, and exploring additional monetization opportunities built on our long-standing content assets and broad network of professional creators and domain experts. During the Reporting Period, engagement depth among our core users remained relatively stable, while high-quality content and professional creators continued to grow steadily.

Following our first full year of non-GAAP profitability in 2025, we maintained disciplined cost control and prudent resource allocation in the first half of 2026. Primarily due to a 7.2% year-over-year decrease in total revenues, adjusted net income (non-GAAP) decreased to RMB6.9 million from RMB98.3 million in the same period of 2025, while remaining positive. During the same period, total operating expenses decreased by 11.7% year over year, and adjusted loss from operations (non-GAAP) narrowed by 19.5% year over year, reflecting continued improvements in operating efficiency.

During the Reporting Period, we continued to strengthen three mutually reinforcing core capabilities and strategic resources: high-quality content, a broad network of professional creators and domain experts, and AI technologies. As AI reshapes how knowledge is created, discovered and used, Zhihu's long-accumulated content grounded in real-world experience, together with high-quality user interactions, provides a differentiated foundation for our community ecosystem, existing businesses, and the development of AI-related products, applications and services.

Content and Community

Zhihu Content

Zhihu is a content community that brings together in-depth discussions across a broad range of professional and lifestyle topics. The sustained creation and effective discovery of high-quality content, together with multi-dimensional community governance, are critical to maintaining user engagement and community trust.

We developed a trustworthy content assessment framework powered by a large language model-based Harness, integrating model reasoning, external evidence verification and community signals to dynamically assess content quality and credibility. The framework helps identify and surface professional and trustworthy high-quality content while limiting the distribution of low-quality content, thereby improving the efficiency of content discovery and community governance. During the first half of 2026, we continued to encourage creator participation across verticals through a range of community initiatives and supported the ongoing creation of authentic, in-depth and high-quality content. As of June 30, 2026, the cumulative pieces of content on our platform reached approximately 993 million, representing an increase of approximately 9% year over year.

AI-related professional content continued to grow. Creators from universities, research institutions, technology companies and industry continued to contribute timely and in-depth discussions on emerging fields including large language models, AI agents, AI for Science, robotics and open-source technologies.

We also continued to strengthen the community's ability to respond to major events and topics of public interest. By connecting users with first-hand participants, relevant parties and professionals, we seek to provide timely information, in-depth analysis and fact-based discussion. Contributions grounded in professional knowledge and real-world experience further reinforce Zhihu's differentiated value in an environment where AI is accelerating content creation and distribution.

We support responsible AI-assisted creation while strengthening governance of low-quality AI-generated content that lacks factual grounding, professional judgment or meaningful information. During the Reporting Period, we further enhanced our disclosure and identification mechanisms for AI-generated content and reinforced creators' responsibility for the accuracy and quality of the content they publish.

We believe that, amid the rapid growth of AI-generated content, high-quality content contributed by real users, with identifiable sources and professional judgment, is becoming increasingly important. Real people, high-quality content, and community relationships built around shared interests and expertise form an important foundation for Zhihu's long-term community value.

Zhihu Users

Following the streamlining of our community-related user acquisition spending, our monthly active user base remained stable in the first half of 2026. At the same time, user engagement metrics, including time spent, core user retention and community activity, also remained generally stable. We had 13.1 million average monthly subscribing members in the first half of 2026, representing a 4.3% decrease from 13.7 million in the same period of 2025.

We have also maintained a young and diverse user base. As of June 30, 2026, approximately 51.5% of our active users were under 30, while female users accounted for approximately 46.8% of our total active users in June 2026.

Zhihu attracts users from a wide range of industries and stages of life. Many users first joined Zhihu during their academic years and, as they progressed through different stages of personal and professional development, gradually became long-term participants in the community. They access knowledge and experience through the platform while continuing to contribute high-quality content and grow alongside the community.

Content Creators

Our creator ecosystem remains one of Zhihu's key competitive strengths. We encourage users to share knowledge, experience and professional insights, and support high-quality content creation and user interaction through product tools, creator services and community mechanisms.

As of June 30, 2026, Zhihu had 81.5 million cumulative content creators, representing an increase of 3.1% year over year. Our creator base continued to expand, with creators from diverse fields contributing content across a broad range of topics and further enriching content supply on the platform.

Professional creators are an important part of Zhihu's content ecosystem. Drawing on their professional expertise and practical experience, they contribute credible and in-depth content that forms an important basis for Zhihu's content differentiation and further strengthens users' trust in the community. In the first half of 2026, the number of creators certified as "Honored Creators" on Zhihu increased by 9.8% year over year.

Zhihu has also become an important platform for professionals in emerging technology fields to engage in discussion. During the Reporting Period, activity among professional creators in areas such as AI continued to grow, with scholars, entrepreneurs, engineers and developers sharing insights and participating in technical discussions on our platform.

We continued to strengthen our network of professional creators and domain experts. During the Reporting Period, we upgraded our professional verification system by introducing two additional certification categories covering achievements in professional competitions and scientific research, as well as open-source technology projects. These initiatives enable us to better identify and connect with creators who possess verifiable professional expertise and real-world experience.

To better support our content creators, we further enhanced our creation tools and product features. Upgrades to our "Ideas" and "Circles" products improved the content publishing and community interaction experience, enabling professional creators to more effectively reach and engage with their audiences. At the same time, we applied AI to improve the efficiency of creator discovery, content identification and operational support, enabling our teams to more effectively identify and connect with professional creators across key verticals.

AI Capabilities and Applications

As generative AI continues to develop rapidly, content contributed by real users, with identifiable sources and grounded in real-world experience and specific contexts, is becoming increasingly valuable. For more than a decade, Zhihu has accumulated a substantial body of professional discussions contributed by real users across a wide range of domains. Together with our creator and expert network, these content assets provide a differentiated foundation for the development of AI-related applications and services.

During the first half of 2026, we further expanded the application of AI across multiple areas of our platform. On the user side, AI capabilities were applied to search, reading and assisted content creation. In community operations, we applied AI to creator discovery, quality assessment and community governance. We also leveraged AI to improve the efficiency of selected internal operating workflows.

Zhihu Zhida and AI-powered search became more deeply integrated into Zhihu's search experience, helping users access information more conveniently and discover relevant community content. AI serves as a navigational entry point connecting users with Zhihu content, rather than as a substitute for original content. At the same time, we seek to present information sources, different perspectives from community users and the reasoning behind those perspectives, helping users further discover and read relevant original content.

In the second quarter, we upgraded our community Agent capabilities, and in the third quarter we plan to explore and validate related applications within the community. We believe Agent applications can help leverage the "context" users have accumulated over time within the community to enable more convenient content discovery and a better understanding of their own interests and needs.

At the same time, we continued to develop an open ecosystem for AI applications through initiatives such as AI Works. As of June 30, 2026, AI Works had hosted more than 300 AI projects. We also continued to develop the Zhihu Data Open Platform. As of June 30, 2026, the platform had attracted more than 8,000 professional developers.

Looking ahead, we view AI as a foundational capability for enhancing product experience and operating efficiency across the Zhihu platform. We will continue to explore applications of AI to improve user experience, facilitate the circulation of high-quality content, support professional creators, strengthen community governance and enhance operating efficiency.

Monetization

Our total revenues were RMB1,341.7 million for the six months ended June 30, 2026, representing a decrease of 7.2% from RMB1,446.6 million for the same period of 2025. Our revenues are primarily generated from marketing services, paid content and IP operations, and other services.

Beginning in 2026, we reclassified revenues generated from IP-related operations from other services to paid content and IP operations to more accurately reflect the underlying business substance and revenue composition of the relevant businesses. Our content-centric monetization channels currently include marketing services, paid content and IP operations, and other services.

In the first half of 2026, paid content and IP operations remained our largest source of revenue, generating RMB828.3 million, compared with RMB829.0 million in the same period of 2025. During the Reporting Period, we continued to expand our premium content offerings, particularly within the Yanyan Story ecosystem, and introduced additional content formats such as audiobooks and audio dramas to enrich content consumption scenarios and support the long-term value of our subscription ecosystem. At the same time, we continued to expand knowledge-focused paid content, further diversifying our membership content mix beyond stories to include a broader range of knowledge-based content.

We continued to extend the lifecycle and commercial value of selected content IP through copyright licensing and cross-media adaptations. Selected titles from the Yanyan Story content library were developed into multiple formats, including short-form dramas, AI-enabled comic dramas and other audiovisual content.

For our marketing services business, we continued to refine our business and client mix, with a greater focus on advertisers that are well aligned with Zhihu's professional user base and content ecosystem, helping them reach target users through a trusted content environment.

Our other services primarily include existing businesses such as vocational training, as well as expert data solutions.

During the Reporting Period, our expert data solutions began generating revenue, although the business remains at an early stage of commercialization. We continued to build systematic capabilities to define and deliver high-value data solutions for AI model developers.

Important Events After the Reporting Period

Save as disclosed herein, there was no significant event that might affect the Company after the Reporting Period and up to the date of this announcement.

Business Outlook

For the remainder of the year, we will continue to focus on strengthening the quality and trustworthiness of the Zhihu community, stabilizing our core businesses and further validating the sustainability of our profitability. We will further support professional creators, enhance core user experience and deepen the integration of AI technologies across our products and operations, while further integrating AI-powered search, Agents, AI Works and the Zhihu Data Open Platform with our community ecosystem.

We will further optimize the balance between our community and commercial ecosystems, enhance monetization tools available to professional creators, upgrade our products to better serve high-value users and improve operating efficiency through disciplined spending.

We will continue to maintain disciplined investment and resource allocation. While further stabilizing our core businesses and continuing to validate new business initiatives, we will seek to improve our revenue mix and operating efficiency, and progressively translate business progress into more sustainable revenue contribution and improved profitability.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30, 2026 (Unaudited)	2025 (Unaudited)
	(RMB in thousands)	
Revenues:		
Marketing services	**390,404**	419,737
Paid content and IP operations	**828,260**	829,034
Others	**123,023**	197,788
Total revenues	**1,341,687**	1,446,559
Cost of revenues	**(559,924)**	(547,272)
Gross profit	**781,763**	899,287
Selling and marketing expenses	**(593,886)**	(646,887)
Research and development expenses	**(218,680)**	(287,549)
General and administrative expenses	**(108,000)**	(108,460)
Total operating expenses	**(920,566)**	(1,042,896)
Loss from operations	**(138,803)**	(143,609)
Other income/(expenses):		
Investment income	**44,984**	160,185
Interest income	**30,304**	40,857
Exchange losses	**(179)**	(134)
Others, net	**16,020**	33,519
(Loss)/income before income tax	**(47,674)**	90,818
Income tax benefits/(expenses)	**1,756**	(28,446)
Net (loss)/income	**(45,918)**	62,372
Net (income)/loss attributable to noncontrolling interests	**(8)**	16
Net (loss)/income attributable to Zhihu Inc.'s shareholders	**(45,926)**	62,388

	For the Six Months Ended June 30,	
	2026	2025
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Net (loss)/income	**(45,918)**	62,372
Other comprehensive loss:		
Foreign currency translation adjustments	**(63,385)**	(8,457)
Total other comprehensive loss	**(63,385)**	(8,457)
Total comprehensive (loss)/income	**(109,303)**	53,915
Comprehensive (income)/loss attributable to noncontrolling interests	**(13)**	4
Comprehensive (loss)/income attributable to Zhihu Inc.'s shareholders	**(109,316)**	53,919

Revenues

Our total revenues were RMB1,341.7 million for the six months ended June 30, 2026, compared with RMB1,446.6 million for the same period of 2025. The following table sets forth a breakdown of our revenues by business line in absolute amounts and as percentages of our total revenues for the six months ended June 30, 2026 and 2025, respectively.

	For the Six Months Ended June 30,			
	2026		2025	
	RMB	*%*	*RMB*	*%*
	(Unaudited)		(Unaudited)	
	(***in thousands, except percentages***)			
Revenues				
Marketing services	**390,404**	**29.1**	419,737	29.0
Paid content and IP operations[(1)]	**828,260**	**61.7**	829,034	57.3
Others[(1)(2)]	**123,023**	**9.2**	197,788	13.7
Total	**1,341,687**	**100.0**	1,446,559	100.0

Notes:

(1) Starting from the first quarter of 2026, we present revenue generated from paid membership and IP operations collectively as "paid content and IP operations revenue." Revenues generated from IP operations, formerly included in "other revenues," consist primarily of copyright licensing and content distribution. Comparative periods have been retrospectively reclassified.

(2) Starting from the third quarter of 2025, we reclassified vocational training into "others." Comparative periods have been retrospectively reclassified.

Marketing services revenue was RMB390.4 million for the six months ended June 30, 2026, compared with RMB419.7 million for the same period of 2025. The decrease was primarily due to our proactive and ongoing refinement of service offerings.

Paid content and IP operations revenue was RMB828.3 million for the six months ended June 30, 2026, compared with RMB829.0 million for the same period of 2025, remaining relatively stable.

Other revenues were RMB123.0 million for the six months ended June 30, 2026, compared with RMB197.8 million for the same period of 2025. The decrease was primarily due to the strategic refinement of our vocational training business.

Cost of Revenues

Cost of revenues increased by 2.3% to RMB559.9 million for the six months ended June 30, 2026 from RMB547.3 million for the same period of 2025. The slight increase was primarily attributable to increased content and operational costs.

The following table sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of our total revenues for the six months ended June 30, 2026 and 2025, respectively.

	For the Six Months Ended June 30,			
	2026		2025	
	RMB	*%*	*RMB*	*%*
	(Unaudited)		(Unaudited)	
	(*in thousands, except percentages*)			
Cost of revenues				
Content and operational costs	**341,515**	**25.4**	280,040	19.4
Cloud service and bandwidth costs	**68,409**	**5.1**	80,323	5.6
Staff costs	**55,891**	**4.2**	72,406	5.0
Payment processing costs	**55,750**	**4.2**	70,531	4.9
Others	**38,359**	**2.8**	43,972	2.9
Total	**559,924**	**41.7**	547,272	37.8

Gross Profit and Margin

Gross profit amounted to RMB781.8 million for the six months ended June 30, 2026, compared with RMB899.3 million for the same period of 2025. Gross margin decreased to 58.3% for the six months ended June 30, 2026 from 62.2% for the same period of 2025. The decrease in gross margin was primarily due to our continued efforts in broadening and enhancing content offerings for all of our users.

Operating Expenses

Total operating expenses were RMB920.6 million for the six months ended June 30, 2026, representing an 11.7% decrease from RMB1,042.9 million for the same period of 2025.

Selling and marketing expenses decreased by 8.2% to RMB593.9 million for the six months ended June 30, 2026 from RMB646.9 million for the same period of 2025. The decrease was primarily due to more disciplined marketing spending and a decrease in personnel-related expenses.

Research and development expenses decreased by 24.0% to RMB218.7 million for the six months ended June 30, 2026 from RMB287.5 million for the same period of 2025. The decrease was primarily attributable to improvements in our research and development efficiency.

General and administrative expenses remained relatively stable at RMB108.0 million for the six months ended June 30, 2026 and RMB108.5 million for the same period of 2025.

Loss from Operations

Loss from operations was RMB138.8 million for the six months ended June 30, 2026, compared with RMB143.6 million for the same period of 2025.

Adjusted Loss from Operations (Non-GAAP)

Adjusted loss from operations (non-GAAP) decreased by 19.5% to RMB85.8 million for the six months ended June 30, 2026 from RMB106.5 million for the same period of 2025.

Investment Income

Investment income was RMB45.0 million for the six months ended June 30, 2026, compared with RMB160.2 million for the same period of 2025. The decrease primarily reflected unrealized gains recognized in the first half of 2025 from the remeasurement of the fair value on our investment in a privately held company following an observable price change.

Net (Loss)/Income

Net loss of RMB45.9 million was recorded for the six months ended June 30, 2026, compared with a net income of RMB62.4 million for the same period of 2025.

Adjusted Net Income (Non-GAAP)

Adjusted net income (non-GAAP) of RMB6.9 million was recorded for the six months ended June 30, 2026, compared with an adjusted net income of RMB98.3 million for the same period of 2025.

Liquidity and Capital Resources

During the six months ended June 30, 2026, we have financed our operations primarily through our existing cash and capital resources. We had cash and cash equivalents, current and non-current term deposits, restricted cash and short-term investments of RMB4,423.8 million and RMB4,451.2 million as of June 30, 2026 and December 31, 2025, respectively. The net cash used in operating activities was narrowed to RMB117.8 million during the Reporting Period.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended June 30,	
	2026	2025
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Net cash used in operating activities	**(117,835)**	(163,733)
Net cash used in investing activities	**(275,948)**	(722,204)
Net cash (used in)/provided by financing activities	**(9,158)**	88,922
Effects of exchange rate changes on cash, cash equivalents and restricted cash	**(40,150)**	(3,608)
Net decrease in cash, cash equivalents and restricted cash	**(443,091)**	(800,623)
Cash, cash equivalents and restricted cash at the beginning of the period	**3,370,232**	4,000,060
Cash, cash equivalents and restricted cash at the end of the period	**2,927,141**	3,199,437

Significant Investments

We did not make or hold any significant investments during the six months ended June 30, 2026.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures during the six months ended June 30, 2026.

Pledge of Assets

As of June 30, 2026, no group assets of ours were pledged.

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as of June 30, 2026.

Gearing Ratio

As of June 30, 2026, our gearing ratio, calculated as total interest-bearing borrowings divided by total equity, was 2.8%, compared to 0.9% as of December 31, 2025.

Foreign Exchange Risk

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. In addition, the value of your investment in our Shares and American depositary shares (the "**ADSs**") will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A ordinary shares (the "**Class A Ordinary Shares**") or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of the date of this announcement, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

Contingent Liabilities

As of June 30, 2026, we did not have any material contingent liabilities.

Employees and Remuneration

As of June 30, 2026, we had 1,149 full-time employees. We offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives. As required by PRC laws and regulations in respect of our PRC employment, we participate in housing fund and various employee social insurance plans that are organized by applicable competent authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance coverage for our employees. Bonuses are generally discretionary and based in part on the overall performance of our business and in part on employee performance. We have adopted share incentive plans to grant share-based incentive awards to our eligible employees to incentivize their contributions to our growth and development.

OTHER INFORMATION

Compliance with the Corporate Governance Code

During the Reporting Period, the Company has continued to regularly review and monitor its corporate governance practices to ensure compliance with the latest version of the Corporate Governance Code (the "**Corporate Governance Code**") set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") (the "**Listing Rules**") and the Company has complied with all the code provisions of the Corporate Governance Code, save for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer, and Mr. Yuan Zhou currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired, and this structure will enable the Company to make and implement decisions promptly and effectively. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and the independent non-executive Directors. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Other than the above, during the Reporting Period, the Company has complied with all applicable principles and code provisions of the Corporate Governance Code.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Code for Dealings in Securities by Management (the "**Company's Code**"), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Company's Code.

Specific enquiry has been made to all the Directors and the relevant employees, and they have confirmed that they have complied with the Company's Code during the Reporting Period and up to the date of this announcement.

Audit Committee

The Company has established the audit committee of the Board (the "**Audit Committee**") in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code. The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee is comprised of three independent non-executive Directors, namely Dr. Li-Lan Cheng, Ms. Hope Ni and Mr. Derek Chen. Dr. Li-Lan Cheng, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the Unaudited Interim Results of the Group for the Reporting Period and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

Purchase, Sale or Redemption of the Company's Listed Securities

During the Reporting Period, the Company repurchased 3,403,593*(Note 1)* ADSs representing a total of 10,210,779*(Note 1)* Class A Ordinary Shares (the "Repurchased Shares") of the Company on the New York Stock Exchange at an aggregate consideration of US$11,392,362. Particulars of the Repurchased Shares are as follows:

		Price paid per share		Aggregate
Month of Purchase	**No. and Method of Repurchased Shares**	**Highest**	**Lowest**	**Consideration**
January 2026	1,438,761 on the New York Stock Exchange	US$1.27	US$1.10	US$1,734,887
February 2026	1,349,730 on the New York Stock Exchange	US$1.26	US$1.12	US$1,597,892
March 2026	933,123 on the New York Stock Exchange	US$0.95	US$0.86	US$841,625
April 2026	4,980,324 on the New York Stock Exchange	US$1.29	US$0.92	US$5,641,616
June 2026	1,508,841 on the New York Stock Exchange	US$1.09	US$0.98	US$1,576,342

During the Reporting Period, the number of Class A Ordinary Shares in issue was reduced by 3,721,614 shares as a result of the cancellation of the Repurchased Shares on April 27, 2026. Upon cancellation of the Repurchased Shares, Mr. Yuan Zhou, the weighted voting rights ("**WVR**") beneficiary of the Company, simultaneously reduced his WVR in the Company proportionately by way of converting his 213,023 Class B ordinary shares ("**Class B Ordinary Shares**") into Class A Ordinary Shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules on April 27, 2026, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Note:

(1) represents 3,403,593 ADSs repurchased corresponding to a total of 10,210,779 underlying Class A Ordinary Shares, which were determined based on the ADS ratio of one ADS representing three Class A Ordinary Shares.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange (including sale of treasury shares (as defined in the Listing Rules)) during the Reporting Period. As of June 30, 2026, the Company did not hold any treasury shares (as defined in the Listing Rules).

Interim Dividend

The Board does not recommend the distribution of an interim dividend for the Reporting Period.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data)

	Note	**For the Six Months Ended June 30, 2026**	2025
		RMB	*RMB*
Revenues	*6*	**1,341,687**	1,446,559
Cost of revenues		**(559,924)**	(547,272)
Gross profit		**781,763**	899,287
Operating expenses:			
Selling and marketing expenses		**(593,886)**	(646,887)
Research and development expenses		**(218,680)**	(287,549)
General and administrative expenses		**(108,000)**	(108,460)
Total operating expenses		**(920,566)**	(1,042,896)
Loss from operations		**(138,803)**	(143,609)
Other income/(expenses):			
Investment income		**44,984**	160,185
Interest income		**30,304**	40,857
Exchange losses		**(179)**	(134)
Others, net		**16,020**	33,519
(Loss)/Income before income tax		**(47,674)**	90,818
Income tax benefits/(expenses)	*7*	**1,756**	(28,446)
Net (loss)/income		**(45,918)**	62,372
Net (income)/loss attributable to noncontrolling interests		**(8)**	16
Net (loss)/income attributable to Zhihu Inc.'s shareholders		**(45,926)**	62,388

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME (CONTINUED)
(All amounts in thousands, except for share and per share data)

	Note	For the Six Months Ended June 30, 2026 RMB	2025 RMB
Net (loss)/income		**(45,918)**	62,372
Other comprehensive loss:			
Foreign currency translation adjustments		**(63,385)**	(8,457)
Total other comprehensive loss		**(63,385)**	(8,457)
Total comprehensive (loss)/income		**(109,303)**	53,915
Comprehensive (income)/loss attributable to noncontrolling interests		**(13)**	4
Comprehensive (loss)/income attributable to Zhihu Inc.'s shareholders		**(109,316)**	53,919
Net (loss)/income per share, basic	*5*	**(0.20)**	0.26
Net (loss)/income per share, diluted	*5*	**(0.20)**	0.25
Weighted average number of ordinary shares outstanding, basic	*5*	**230,570,312**	242,622,911
Weighted average number of ordinary shares outstanding, diluted	*5*	**230,570,312**	247,329,829
Share-based compensation expenses included in:			
Cost of revenues		**744**	(862)
Selling and marketing expenses		**(568)**	(32)
Research and development expenses		**14,663**	(1,469)
General and administrative expenses		**35,175**	32,491

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	**As of June 30, 2026** *RMB*	As of December 31, 2025 *RMB*
ASSETS			
Current assets:			
Cash and cash equivalents		**2,917,986**	3,369,154
Term deposits		**372,436**	30,000
Short-term investments		**1,014,212**	840,938
Restricted cash		**9,155**	1,078
Trade receivables	*3*	**407,727**	357,998
Amounts due from related parties		**16,541**	25,570
Prepayments and other current assets		**111,293**	107,265
Total current assets		**4,849,350**	4,732,003
Non-current assets:			
Property and equipment, net		**3,468**	5,349
Intangible assets, net		**26,232**	29,588
Long-term investments, net		**27,760**	158,480
Term deposits		**110,000**	210,000
Right-of-use assets		**27,365**	42,063
Other non-current assets		**9,363**	13,391
Total non-current assets		**204,188**	458,871
Total assets		**5,053,538**	5,190,874

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	**As of June 30, 2026** *RMB*	As of December 31, 2025 *RMB*
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable and accrued liabilities	*4*	**702,167**	681,307
Salary and welfare payables		**115,254**	188,038
Taxes payable		**29,037**	16,285
Contract liabilities		**208,350**	186,034
Amounts due to related parties		**8,909**	16,135
Short-term lease liabilities		**17,899**	21,382
Short-term borrowings		**104,058**	35,000
Other current liabilities		**112,904**	124,233
Total current liabilities		**1,298,578**	1,268,414
Non-current liabilities			
Long-term lease liabilities		**5,214**	15,592
Deferred tax liabilities		**6,116**	27,174
Other non-current liabilities		**6,340**	4,650
Total non-current liabilities		**17,670**	47,416
Total liabilities		**1,316,248**	1,315,830

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	**As of June 30, 2026** *RMB*	As of December 31, 2025 *RMB*
Shareholders' equity:			
Class A Ordinary shares (US$0.000125 par value, 1,550,000,000 and 1,550,000,000 shares authorized as of June 30, 2026 and December 31, 2025, respectively; 246,128,191 and 249,007,733 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)		**196**	195
Class B Ordinary shares (US$0.000125 par value, 50,000,000 and 50,000,000 shares authorized as of June 30, 2026 and December 31, 2025, respectively; 15,233,755 and 15,446,778 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)		**12**	12
Treasury stock		**(302,491)**	(275,059)
Additional paid-in capital		**13,179,079**	13,183,041
Statutory reserves		**706**	706
Accumulated other comprehensive loss		**(97,126)**	(33,736)
Accumulated deficit		**(9,116,949)**	(9,071,023)
Total Zhihu Inc.'s shareholders' equity		**3,663,427**	3,804,136
Noncontrolling interests		**73,863**	70,908
Total shareholders' equity		**3,737,290**	3,875,044
Total liabilities and shareholders' equity		**5,053,538**	5,190,874

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1. GENERAL INFORMATION

Zhihu Inc. (the "**Company**" or "**Zhihu**") was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries, variable interest entities ("**VIEs**") and VIEs' subsidiaries (collectively referred to as the "**Group**") is primarily engaged in the operation of one online content community which monetizes through paid content and IP operations, marketing services and other services in the People's Republic of China (the "**PRC**" or "**China**"). In March 2021, the Company completed its initial public offering on the New York Stock Exchange in the United States of America. In April 2022, the Company successfully listed its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed interim consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("**U.S. GAAP**") for unaudited condensed interim consolidated financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed interim consolidated financial information has been prepared on the same basis as the audited consolidated financial statements as of December 31, 2025 and for the year ended December 31, 2025. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The unaudited condensed interim consolidated financial information and related disclosures have been prepared with the presumption that users of the unaudited condensed interim consolidated financial information should be read in conjunction with the audited consolidated financial statements as of December 31, 2025 and for the year ended December 31, 2025. The condensed interim consolidated balance sheet at December 31, 2025 has been derived from the audited financial statements at that date for interim reporting purpose and hence it does not include all the information and footnotes required by U.S. GAAP.

(b) Principles of consolidation

The unaudited condensed interim consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Consolidated VIEs are entities in which the Company, or its subsidiaries, through contractual arrangements, have the power to direct the activities that most significantly impact the entities' economic performance, bear the risks of and enjoy the rewards normally associated with ownership of the entity. Therefore, the Company has a controlling financial interest in each VIE, is the primary beneficiary of each entity, and consolidates each VIE (and the VIE subsidiaries) under U.S. GAAP (ASC 810).

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

(c) **Use of estimates**

The preparation of the Group's unaudited condensed interim consolidated financial information in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited condensed interim consolidated financial information and accompanying notes. Significant accounting estimates include but are not limited to the assessment of the allowance for credit losses on trade receivables and goodwill impairment assessment.

(d) **Segment reporting**

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group's chief operating decision makers ("**CODM**"). Based on the criteria established by ASC 280 "Segment Reporting", the Group's CODM has been identified as the Chief Executive Officer.

The Group's CODM regularly reviews entity-wide operating results and reviews consolidated revenues and net income/(loss) when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group's long-lived assets are substantially all located in the PRC and substantially all the Group's revenues are derived from within the PRC, therefore, no geographical segments are presented.

The Group's CODM does not review any information regarding total assets on a reportable segment basis. For the operating results of segment provided to and reviewed by the Group's CODM, please refer to the unaudited condensed interim consolidated statements of operations and comprehensive (loss)/income.

3. TRADE RECEIVABLES

Trade receivables consisted of (in thousands):

	As of June 30, 2026 *RMB*	As of December 31, 2025 *RMB*
Trade receivables, gross	**510,740**	467,704
Provision of allowance for expected credit losses	**(103,013)**	(109,706)
Trade receivables, net	**407,727**	357,998

An aging analysis based on the relevant recognition dates is as follows (in thousands):

	As of June 30, 2026 *RMB*	As of December 31, 2025 *RMB*
0-3 months	**289,390**	268,458
3-6 months	**65,756**	55,004
6-12 months	**42,571**	28,181
Over 1 year	**113,023**	116,061
Trade receivables, gross	**510,740**	467,704

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

An aging analysis of accounts payable and accrued liabilities is as follows (in thousands):

	As of June 30, 2026	As of December 31, 2025
	RMB	*RMB*
0-3 months	**606,129**	574,048
3-6 months	**50,495**	58,898
6-12 months	**35,334**	37,141
Over 1 year	**10,209**	11,220
Total	**702,167**	681,307

Accrued liabilities primarily reflect receipts of goods and services that have not yet been invoiced to the Group. When the Group is invoiced for these goods and services, this balance will be reclassed to accounts payable. Aging analysis of accounts payable has been presented based on billing date and the amounts of accrued liabilities were categorized as 0-3 months.

5. NET (LOSS)/INCOME PER SHARE

Basic and diluted (loss)/income per share have been calculated in accordance with ASC260 for the six months ended June 30, 2026 and 2025. Shares issuable for little consideration have been included in the number of outstanding shares used for basic and diluted (loss)/income per share.

	For the Six Months Ended June 30,	
	2026	2025
Numerator (RMB in thousands):		
Net (loss)/income	**(45,918)**	62,372
Net (income)/loss attributable to noncontrolling interests	**(8)**	16
Net (loss)/income attributable to ordinary shareholders	**(45,926)**	62,388
Denominator:		
Weighted average number of ordinary shares outstanding, basic	**230,570,312**	242,622,911
Weighted average number of ordinary shares outstanding, diluted	**230,570,312**	247,329,829
Net (loss)/income per share, basic (RMB)	**(0.20)**	0.26
Net (loss)/income per share, diluted (RMB)	**(0.20)**	0.25

Basic and diluted (loss)/income per ordinary share are computed using the weighted average number of ordinary shares outstanding during the periods. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the Six Months Ended June 30,	
	2026	2025
Share options and restricted shares	**3,281,159**	–

6. REVENUE

Key revenue streams are as below (in thousands):

	For the Six Months Ended June 30,	
	2026	2025
	RMB	*RMB*
Marketing services	**390,404**	419,737
Paid content and IP operations (i)	**828,260**	829,034
Others (i) (ii)	**123,023**	197,788
Total revenues	**1,341,687**	1,446,559

(i) Starting from the first quarter of 2026, the Group reported revenues generated from paid membership and IP operations collectively as "paid content and IP operations revenue" to better present its business and results of operations in line with its overall strategy. Revenues generated from IP operations, which were formerly included in "others," consist primarily of copyrights licensing and content distribution, and the revenue of paid content and IP operations for the six months ended June 30, 2025 has been retrospectively reclassified.

(ii) Starting from the third quarter of 2025, the Group simplified its revenue stream by reclassifying vocational training into "others" to align with its overall strategy, and the revenue of others for the six months ended June 30, 2025 has been retrospectively reclassified.

7. TAXATION

(a) Value-added tax ("VAT")

The Group's subsidiaries, consolidated VIEs and VIEs' subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered and 9% or 13% for goods sold.

(b) Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

Under PRC Enterprise Income Tax ("**EIT**") Law, foreign-invested enterprises ("**FIEs**") and domestic companies are subject to a unified EIT rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to otherwise classified as "Software Enterprises", "Key Software Enterprises" and/or "High and New Technology Enterprises" ("**HNTEs**"). The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. Three subsidiaries of the Company were accredited as HNTEs and are entitled to a preferential income tax rate at 15% for the six months ended June 30, 2026 and 2025. All other major PRC incorporated entities of the Group were subject to a 25% income tax rate for the six months ended June 30, 2026 and 2025.

The components of income tax (benefits)/expenses for the six months ended June 30, 2026 and 2025 are as follows (in thousands):

	For the Six Months Ended June 30,	
	2026	2025
	RMB	*RMB*
Current income tax expenses	**19,302**	542
Deferred income tax (benefits)/expenses	**(21,058)**	27,904
Total	**(1,756)**	28,446

8. DIVIDEND

No dividends were declared or paid for the six months ended June 30, 2026 and 2025.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Stock Exchange (**www.hkexnews.hk**) and the Company (**https://ir.zhihu.com/**). The interim report for the Reporting Period will be made available to the Company's shareholders and made available for review on the same websites in due course.

By Order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, August 26, 2026

As of the date of this announcement, the Board comprises Mr. Yuan Zhou as an executive Director, Mr. Dahai Li, Mr. Zhaohui Li and Mr. Qu Chen as non-executive Directors and Ms. Hope Ni, Mr. Derek Chen and Dr. Li-Lan Cheng as independent non-executive Directors.